                                  S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 10-11

      December 21, 2011

SAMEX ANSWERS SASCO

One of our shareholders, Sasco Investments, of Houston, Texas, published a letter on December 15, 2011 critical of SAMEX management and the speed of exploration work on SAMEX’s Los Zorros property.

We are deeply disappointed with Sasco and its principal, Mr. Sadeghpour.

As a major investor, Sasco and Mr. Sadeghpour have been given extensive access to SAMEX’s geological team and management – under terms of a confidentiality agreement (which may now be in breach) – they know - or ought to know - full well the things they now say are untrue.

Also, while SAMEX has always been open to comments and ideas from Sasco or other shareholders - even critical or misguided ones - Sasco has chosen to communicate by demands and defamatory letters - not by dialogue and discussion.

Sasco first contacted the Board with its complaints by letter dated December 12, 2011 making much the same complaints as in its "open letter".  The Board met the next day (December 13), and, because of the nature of the complaints, formed an independent committee to deal with them. The Committee sent Sasco a letter on December 14, 2011 offering to engage in open and frank discussion.  Instead of making a phone call, Sasco chose to publish its "open letter" on December 15, 2011, and has yet to respond to our invitation.

Sasco's action has left us little choice but to respond publicly and in writing.

While we take exception to most of Sasco's letter, there a few points on which we both agree. We agree that Los Zorros is an impressive property.  We agree that it should be explored aggressively.   We appreciate Sasco's confidence in our geological team which Sasco says is ‘brilliant’.  What we do not agree on is that Sasco/Sadeghpour - who to our knowledge have no experience or qualifications in geology - can run our drill programs better than our professional geological team.

Some of Sasco's comments are disingenuous or merely petty.  Sasco criticizes the SAMEX website, yet Mr. Sadeghpour personally told SAMEX not to bother changing it.  (Incidentally, we do agree the website needed updating. We already had a web designer working on it - as Mr. Sadeghpour knew.  The new website is now up and running.)

Other Sasco comments are either seriously misinformed or outright false and misleading.

Sasco makes much of saying SAMEX delayed drilling on the "Nora" portion of the Los Zorros Property "for 10 months".  He claims SAMEX “affirmed it would start drilling on the Nora project early in the first quarter of 2011”.  Sasco then goes on to say first, that drilling did not commence until November 2011 and then, in the next sentence, says that drilling did not resume until July 2011 after completion of the Titan 24 testing in February, 2011.

Aside from being confusing, this comment is completely disingenuous and misleading.  Sasco knows full well why drilling was paused in February and resumed in July and why Nora was not drilled in the first quarter of 2011, and fully agreed with those decisions at the time.  Sasco had several tours of the Property with SAMEX's chief geologist and CEO, and was fully informed of the activities of the Company during the time period in question.

The facts speak for themselves.

Drilling carried on at Los Zorros until February 3, 2011, then paused to allow completion and interpretation of Titan 24 geophysics survey announced on December 17, 2010.  Sasco and its advisors strongly supported completion of the Titan 24 survey to help interpret and model the very complex and varied geology at Los Zorros.  After receiving the Titan 24 results in early April, 2011, our geological team spent the next several weeks correlating geophysical results with existing geological data and models.  As a result, our team identified a new target at Cinchado – which we announced on April 18, 2011 as our next top priority drilling target.  Mr. Sadeghpour evidently agreed with our conclusion because the next day he purchased more than 2.4 million SAMEX shares in the market at prices in excess of $1.00, and continued to buy shares afterwards.

Our geological team continued the process of analysis, modeling, preparation of prioritized drill targets and construction of drill pads in May and June 2011.  Drilling recommenced early July 2011 at Cinchado, as announced, and has continued since then at various Los Zorros projects in accordance with the drilling plan established by our professional geological team.  The team decided for various reasons (and Sasco and its advisors agreed) to prioritize drilling at Cinchado first and then on other parts of Los Zorros before moving to Nora.  This timing had nothing to do with delaying a program or extending 'salary longevity' as Sasco falsely claims – it had everything to do with prudent exploration.

Sasco’s comments on hiring new geologists and adding drill rigs are both disingenuous and misleading. Sasco is well aware that SAMEX has been actively recruiting geologists throughout 2011.  Exploration activity worldwide has been at an all time high in our industry, making the hiring of experienced geologists very difficult.  SAMEX has now hired three additional geologists (for a total of five), and is seeking to hire a sixth.  SAMEX practice has been to have two geologists for each rig to ensure adequate supervision and logging -  something Sasco knew and agreed with.  Our fourth geologist started December 4, only 5 days before the second rig started at Nora.

Sasco also makes a number of comments about SAMEX management and the SAMEX board which are not only false and defamatory, but completely reckless in their disregard for the truth.

Sasco claims SAMEX management is deliberately slowing the pace of work to stretch out their salaries rather than focusing on drilling.  Not only is this claim baseless, it also defies common sense.  All of SAMEX management have significant share and option positions - they stand to gain much more from a discovery than from years of collecting a salary.  In fact, there were sound reasons for pausing drilling until after completion and analysis of geophysics, and there were many other things - both technical and administrative - SAMEX management needed to complete prior to resuming drilling.

In its closing sentence, Sasco says our mission is "drilling our prized projects in Chile".  On this we must disagree.  While we 'prize' our projects, our mission is not drilling, it is discovery  - discovery of a major gold deposit.  That takes thoughtful and systematic exploration - something we will continue to do.

Sasco claims none of the six directors adequately represent investors.  This is utterly false and completely slanderous.  The current board have been directors for over 16 years, other than Malcolm Fraser, who was only elected this year.  Every year for the last 16 years more than 90% of all shares voted supported these directors.  Until very recently, Sasco and Sadeghpour expressed strong support for the Board, and in fact voted for re-election of the Board at the AGM on June 7, 2011.  It is only now, when it suits their purpose, that they make this false and defamatory allegation.

Sasco claims stock options are 'handed out like party favours'.  Nothing could be further from the truth.  In fact, although TSX policy allows junior companies to grant up to 20% of their issued shares as options, SAMEX options have never reached 10%.  While TSX policy permits option grants at a discount to market price (the typical practice for junior exploration companies), almost all SAMEX options have been granted at, or more typically, well above the prevailing market price.

Further, Sasco's proposed plan to improve management - moving the President and CEO to Chile - is seriously misguided.  SAMEX is a Canadian public company with a Tier 1 TSX-V listing.  Of the 1,600+ mining issuers on the TSX/TSX-V, the vast majority have head offices in Canada.  There is good reason for this practice.  Canadian public mining companies have extensive regulatory and reporting obligations in Canada, and need to be close to regulators, professional advisors and financing sources here in Canada.  While we do maintain a significant office in Copiapo, Chile managed full time by a Chilean mining engineer, we believe that moving our CEO to Chile would seriously hamper meeting our regulatory and other obligations.

Finally, while Sasco talks of 'broken promises' by SAMEX management, when it comes to mis-statements and broken promises, Sasco and Mr. Sadeghpour have themselves indulged in a ‘whopper’.  Prior to investing in November, 2010 and multiple times since Sasco and Sadeghpour promised to support management and the existing board of directors for at least five years.  Numerous drafts of voting agreements were prepared and exchanged - always with the assurance by Sasco and Sadeghpour that they were ready to sign, with only minor changes.  Yet now Sasco and Mr. Sadeghpour are seeking to use their voting power to replace half the board with their own nominees. We understand the pressures that can come from exploration challenges and difficult markets, but a promise is a promise.  If Sasco and Sadeghpour cannot be trusted to keep their word on this, can they be trusted on anything else?

While Sasco and Sadeghpour’s conduct make us suspicious of their motives, we remain open for discussion and again extend our offer to Sasco to engage in open and frank communication with a view to resolving any legitimate concerns.

However, whatever Sasco's decision or response, SAMEX management wishes to assure its shareholders that they will continue to do whatever is necessary to further and protect the interest of all SAMEX shareholders, both large and small.

For And On Behalf Of The Board Of Directors,

“Jeffrey Dahl”, President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.